Exhibit 99.1

Disclaimer

This presentation includes statements of future events, conditions, expectations, and projections of Fusion Fuel Green plc (the “Company”). Such statements are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, estimates and projections of future performance, which are based on numerous assumptions about sales, margins, competitive factors, industry performance and other factors which cannot be predicted. Such assumptions involve a number of known and unknown risks, uncertainties, and other factors, many of which are outside of the Company’s control, including, among other things: the failure to obtain required regulatory approvals; changes in Portuguese, Spanish, Moroccan, or European green energy plans; the ability to obtain additional capital; field conditions and the ability to increase production capacity; supply chain competition; changes adversely affecting the businesses in which the Company is engaged; management of growth; general economic conditions, including changes in the credit, debit, securities, financial or capital markets; and the impact of COVID-19 or other adverse public health developments on the Company’s business and operations. Should one or more of these material risks occur or should the underlying assumptions change or prove incorrect, the actual results of operations are likely to vary from the projections and the variations may be material and adverse.

The forward-looking statements and projections herein should not be regarded as a representation or prediction that the Company will achieve or is likely to achieve any particular results. This Presentation does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt, or other financial instruments of Fusion Fuel.

The Company cautions readers not to place undue reliance upon any forward-looking statements and projections, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Financial Update Presentation

The Company’s consolidated financial data discussed herein is prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board (“IFRS”) and is denominated in Euros (“EUR” or “€”). The numbers discussed in this management letter have not been audited and therefore may vary to the final financial results disclosed by the company as part of its annual report on Form 20-F described below. The unaudited consolidated financial data reflects, in the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair statement of the Company's financial data for the periods indicated. The unaudited consolidated financial data should be regarded in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2022, included in the Company's Annual Report on Form 20-F for the year ended December 31, 2022.

Use of Social Media as a Source of Material News

The Company uses, and will continue to use, its LinkedIn profile, website, press releases, and various social media channels, as additional means of disclosing information to investors, the media, and others interested in the Company. It is possible that certain information that the Company posts on social media or its website, or disseminates in press releases, could be deemed to be material information, and the Company encourages investors, the media and others interested in the Company to review the business and financial information that the Company posts on its social media channels, website, and disseminates in press releases, as such information could be deemed to be material information.

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Dear Shareholders,

We entered 2023 with ambitious goals, sharpened focus, and a clear vision for success. Now, several months into the new year, we are making steady progress towards achieving our 2023 objectives. Positive momentum continued in the first quarter of 2023, as we recognized our first ever project revenues, secured nearly €17 million in grant funding across our core markets, and signed our first two hydrogen offtake contracts. More recently, we successfully won a €2.5 million equipment supply contract for a mobility project in Spain, which we have already begun to execute on.

We remain firm believers in our distributed approach to green hydrogen production and continue to see promising near-term market opportunities for small-to-midscale projects. Despite significant development across the value chain, the inadequacy of existing hydrogen infrastructure and the cost of last mile logistics and distribution remain material barriers to customer adoption.

With the introduction of our HEVO-Chain series, which we will discuss in detail elsewhere in this letter, Fusion Fuel is in a strong position to lead in the small-to-midscale electrolyzer segment. Our small-scale, building-block approach positions us to deliver low-cost hydrogen production on-premises, bypassing infrastructure bottlenecks, and enables customers to scale into demand over time. We believe this is a compelling offer in the market, and we have already seen significant uptake for small-to-midscale projects, which we see as offering superior alignment with the current project demand profile, particularly in higher-value hydrogen verticals like mobility and logistics.

Financial Update

During the first quarter of 2023, we recognized our first revenues, a major milestone for the Group. These revenues related to a technology sale of 62 HEVO-Solar units that we previously announced. After March 31, 2023, we invoiced a further €0.7 million for two other technology sales projects and expect the momentum to continue over the coming months.

As previously disclosed, we have been successful in securing grant funding, while facing certain difficulties in converting these approvals to cash inflows. During the first quarter of 2023, we received a further €2.6 million out of the €36 million previously approved by the Portuguese Government as part of Component 5 of their Recovery and Resilience Plan (“C-5”). To date, we have received €6 million under this grant agreement. An additional €0.4 million was received under this arrangement in May 2023 and we will provide further details on this during future financial updates.

During the first quarter of 2023, we entered our first debt facility with a Portuguese based financial institution that was specifically related to our outstanding VAT receivables. We drew down an initial €2 million of this facility during Q1 2023 following a reimbursement request made to the Portuguese government for the same amount. This facility has allowed us to speed up our available cash resources. This first drawdown was repaid during Q2 2023 following receipt of the €2 million from the Portuguese government. Separate to the above amounts, we also received €0.2 million of other VAT receivable amounts in Portugal.

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Finally, during the first quarter of 2023, we raised €2.41 million by selling 726,851 of our Class A ordinary shares through our At the Market Sales Agreement (“ATM”), which was announced in June 2022.

The significant investments during the first quarter related to our Exolum project, our Evora demonstrator facility, our Benavente Production facility and our HEVO technologies, which have been highlighted throughout this letter.

Cash outflows during the first quarter of 2023 included investment of €3.7 million in procurement, production, and research & development of our HEVO technologies. This represents a reduction of €2 million versus the fourth quarter of 2022.

Additionally, our compensation expenses remained flat versus the fourth quarter of 2022 as there were immaterial movements to our headcount. We also witnessed a reduction in professional fees as the fourth quarter of 2022 included some ‘one-off’ transactions. The fourth quarter of 2022 also included significant impairment charges and write-offs that did not reoccur during the first quarter of 2023. The only exclusion related to a write-off of €1.4 million related to assets under construction from our Benavente production facility that will no longer be used, following a change in strategy relating to our HEVO technologies and the accelerated deployment of our new and ground-breaking product, the HEVO-Chain.

At quarter-end, the value of net assets amounted to €30 million, which represents an increase of €0.7 million on the value at the December 31, 2022. Our cash balance was €5.8 million on March 31, 2023.

Technology Update

When we announced the HEVO-Chain in November 2022, we did so with the intention to compete in every market for every application. Now, midway through 2023, we are actively marketing our HEVO-Chain solution and are extremely pleased with the initial customer response, which further supports our conviction in our modular, decentralized production approach. With the critical role the HEVO-Chain figures to play in scaling our business in 2023 and beyond, we thought it appropriate to share an update on how our solution set has evolved.

The HEVO-Chain is our reinterpretation of the centralized electrolyzer model. It is a modular, stackable electrolyzer comprised of strings of interconnected HEVOs that retains the advantages of our distributed production approach with a significantly smaller footprint, that can be connected to any source of energy. By applying this building-block approach, enabled by our modular architecture, we can deploy bespoke, decentralized hydrogen solutions that meet the needs of the current demand environment while allowing customers to scale into demand over time.

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Our initial HEVO-Chain concept envisioned a containerized solution comprised of racks of stackable hydrogen modules which could house up to 2.5 MW of electrolyzer capacity. Since then, we have broadened our vision to include two product lines which we believe will allow us to come to market faster, and more effectively meet the evolving needs of our customers: the HEVO Chain Series-C and Series-NC.

The HEVO Chain Series-C is an evolution of our containerized solution, which comes in 20-foot (up to 1 MW of electrolyzer capacity) and 40-foot (up to 2.5 MW of electrolyzer capacity) versions. These units contain independent power equipment, water boards, and oxygen separation systems. The Series-C is ideal for customers that require an enclosed, turnkey solution or for projects where space is at a premium. However, while the HEVO-Chain system is designed to conform with international health, safety, and environmental protection standards, the design and certification of the container itself is a complex and time-consuming process.

For this reason, we have also developed the HEVO Chain Series-NC, a non-containerized version of the HEVO-Chain. Instead of a self-contained system, we have designed the HC-Cube, a cabinet containing 36 interconnected HEVOs representing 20.2kW of electrolysis capacity, which can be deployed like building blocks as needed to achieve the required electrolyzer capacity. Each HC-Cube includes oxygen and hydrogen detectors, and a venting system, and are deployed in conjunction with an independent water board, oxygen separator, and power electronics, which are scaled for and serve the entire facility.

Both the Series-C and Series-NC benefit from the simplicity, versatility, and low-cost design of our core HEVO mini-PEM technology, which unlocks advantages at both stack and system levels. One pertinent example concerns our power management equipment, which accounts for approximately 50% of the balance of plant costs in a 1 MW PEM system. Typical centralized electrolyzers require low-voltage, high-amperage power, which necessitates expensive, high-current rectifier solutions. By contrast, our HEVO micro-electrolyzer has an operating current of 20 amps, meaning that we are able to utilize a stack of low-current rectifiers to provide the required power, yielding a substantial reduction in overall system capex.

We believe this two-pronged centralized electrolyzer offering will prove to be a winning combination that is unique in the market, one which we are confident will drive rapid growth in our installed capacity. We are also pleased to report that we are already actively marketing both products and that a client project using HEVO-Chain as the PEM solution has already been awarded a grant in Italy – only a few months after having launched the solution.

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Strategy and Commercial Update

We believe our strategy of developing bespoke decentralized green hydrogen solutions aligns closely with the current demand profile in the market, particularly in higher-value segments like commercial transport and logistics. Our near-term commercial roadmap remains unchanged: winning actionable, smaller-scale projects that can deliver short-term cash flows while continuing to progress larger scale projects towards final investment decision.

In May, we announced that we had signed a €2.46 million equipment supply contract with the Consejo Superior de Investigaciones Científicas (CSIC), the Spanish National Research Council, for a solar-to-green hydrogen installation to be part of a hydrogen mobility pilot project located in Zaragoza, Spain. We will be supplying 22 of our HEVO-Solar units to the project, along with the balance of plant equipment for water purification and hydrogen compression and storage to 500 bar, which we expect to fully deliver in the second half of 2023.

One of the critical milestones in the development cycle is securing long-term hydrogen offtake, which is a key stage gate in assessing project bankability and reaching final investment decision. We have made considerable progress on that front in recent months, headlined by offtake partnerships signed with the Portuguese gas utility, Dourogás, and with Hydrogen Ventures, for the hydrogen produced at our company-owned projects in Portugal. While these contracts are the first-of-their-kind in the Portuguese market, we hope they will prove to be the first of many as we continue to move our project portfolio closer to final investment decision.

We continue to view strategic partnerships as the most effective way to accelerate market adoption of green hydrogen solutions. Our contention is by bringing together complementary offerings from across the hydrogen ecosystem to create integrated, holistic solutions, we can more effectively address barriers to conversion and facilitate customer adoption. To that end, in the first quarter we announced a collaboration agreement with Toyota Material Handling España to jointly develop end-to-end solutions that combine Toyota’s market-leading fuel cell forklift and material handling equipment with Fusion Fuel’s Hydrogen-as-a-Service offering. We are thrilled to add to our market leadership position in the hydrogen mobility space by expanding our footprint into the material handling segment.

Our commitment to establishing Fusion Fuel as a leading player in the Iberian green hydrogen ecosystem has not stopped there. More recently, Fusion Fuel Spain has formed partnerships with two leading European energy companies, along with Toyota Handling España, to create holistic solutions for hydrogen mobility in Zaragoza, one of Spain´s principal logistic centers. In this ecosystem model, our partners provide best-in-class hydrogen-powered vehicles and financing solutions, and Fusion Fuel provides cost-effective, scalable green hydrogen solutions. This hydrogen hub concept builds off the integrated hydrogen refueling station project already in development for CSIC. By virtue of the unique building-block approach of our HEVO-Chain solutions, our strategy will be to add incremental electrolysis capacity and additional locations to the hub over multiple project phases as demand from mobility and logistics customers grows. This is a concept that we will look to replicate for other key logistics hubs in our core markets.

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Management Update

Today we announced key senior leadership changes intended to ensure organizational alignment, sharpen our strategic focus, and support the next phase of growth. Since Fusion Fuel’s inception, we have employed a somewhat unconventional management hierarchy, beginning with a tripartite leadership approach, followed by the joint Co-Head model, before finally transitioning to a more conventional organizational structure with these recent changes. Each occurred during a period of rapid and fundamental transformation for the company, and each served its purpose as we grew from a team of ten individuals to now over 150 employees across multiple countries. We believe these changes will help create a more effective operating and organizational structure and will position the company to enhance its delivery and execution capabilities while ensuring it continues to push the envelope on innovation.

Frederico Figueira de Chaves, previously Co-Head and Chief Financial Officer, has been appointed Chief Executive Officer of the Company. We also announced that Gavin Jones has been appointed interim Chief Financial Officer in addition to his existing responsibilities as Chief Accounting Officer. André Antunes, previously Chief Production Officer, has been promoted to Chief Operating Officer. In addition, Jaime Silva has been appointed Head of Innovation in addition to his current role of Chief Technology Officer, a title change which more accurately reflects the responsibilities of his role. Lastly, Zachary Steele and Jason Baran have decided to leave Fusion Fuel and will be stepping down from their roles of Co-Head and Chief Commercial Officer, respectively, as well as Co-Presidents of the Americas, to pursue other opportunities in the hydrogen and clean fuels sector. I would like to take this opportunity to thank them both for their contributions during their time with Fusion Fuel.

Collectively, we believe these changes will create a more effective operating and reporting structure, facilitating a seamless addition of HEVO-Chain to our product offerings, strengthening project execution and delivery, and ensuring the company remains a leader in electrolyzer innovation.

2023 Strategic Priorities

At the start of each year, we highlight the key milestones for the year ahead and we note our progress against those. However, we think it is important to add to these our larger strategic items on which we are focusing, namely:

•	Commence commercial activities in Northern Europe.
•	Strengthen balance sheet and capital position.
•	Develop technology for large-scale projects.
•	Continue to prioritize our corporate culture.
•	Pursue strategic commercial and production partnerships.

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The Northern European electrolyzer market was an early mover in the green hydrogen industry and it continues to be where most projects are being implemented. The Southern European countries will certainly grow quickly with their strong solar energy supply; however, most are still in the early stages of creating a regulatory and licensing framework to make their green hydrogen ambitions a reality. Our HEVO-Chain offering allows us to break into markets that do not have strong solar irradiance, and so we will be gradually moving into these strategic markets.

As a young company in a new and emerging industry our capital position and ensuring adequate funding levels is a constant and important topic. We believe we are in a position to be one of the first green hydrogen and electrolyzer companies to be able to achieve cash flow self-sufficiency. Therefore, a priority for us is to ensure we are funded in order to be able to reach this key objective. As well as enabling us to reach a self-sustaining cash flow basis, being adequately funded is important for our clients to have confidence in the product warranties we provide them with.

Our HEVO-Chain offering is particularly well suited for small to medium scale projects. However, we continue to evolve our HEVO technology and our latest production model is already 8 times more powerful than the generation we installed in our Evora plant. We have the foundations of a truly attractive offering for the large-scale projects the market is planning, beginning naturally with those we are developing ourselves.

Being a green hydrogen company operating in the clean energy space it is natural that we take ESG seriously. We have recently published our inaugural ESG report and we intend to continue our commitment to all three aspects of ESG. We are focusing on ensuring that we develop the right corporate culture and governance. In the wake of very rapid team growth, the corporate culture is naturally challenged. However, during this rapid growth phase, our spirit of innovation and teamwork needs to be maintained in order to be able to reach our longer-term goals.

As we continue to expand into new markets, with their own challenges, opportunities and regulatory environments, we will continue to look for local strategic commercial partnerships, for both project development and technology sales. The partnerships we entered into with CCC, our Fusion Fuel Spain JV partners and Toyota handling as but some of the examples of partnerships we are engaging in to execute our strategy. We are already engaged in several strategic partnership discussions and look forward to being able to share more of these exciting developments in the future.

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Closing

Looking ahead, we remain committed to steadily and significantly growing our revenue and our market reach, capitalizing on the momentum we have built and creating significant value for our shareholders. We are confident that our renewed focus on the small-to-midscale hydrogen market in the short term, powered by what we believe will be a market-leading solution in the HEVO-Chain, will help position us as a leader in the emerging green hydrogen industry while we continue the multi-year delivery of the large-scale projects, we are involved in. On behalf of the entire Fusion Fuel team, we would like to express our sincere gratitude for your continued confidence in our company and our vision. We will remain transparent in our communications and keep you updated on our progress over the coming months.

Yours Sincerely,

Frederico Figueira de Chaves	André Antunes
Chief Executive Officer	Chief Operating Officer
David Lovell	Gavin Jones
Head of Commercial (Australia)	Chief Financial Officer a.i. & Chief Accounting Officer
Jaime Silva	João Teixeira Wahnon
Chief Technology Officer & Head of Innovation	Global Origination & Head of Commercial (Spain & MENA)
Mario Garma
Chief Engineering Officer

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02–

Q1 HIGHLIGHTS & FINANCIALS

121.00
100.00
80.00
80.00
80.00
70.00
60.00
65.00

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First Quarter Highlights

▪	Announced hydrogen offtake agreement with Dourogás
▪	Signed of Terms of Acceptance for €10m grant from PRR Component 14
▪	Awarded €3.3m grant from H2 Pioneros Program for 2.4 MW green hydrogen project in Spain
▪	Announced strategic partnership agreement with Toyota Material Handling España
▪	Awarded €3.6m in grant funding for 1 MW green hydrogen mobility project to be co-developed with GALP
▪	Entered into ten-year hydrogen offtake agreement with Hydrogen Ventures
▪	Issued first invoice for a technology sale delivery

Subsequent Events

▪	Won €2.46m green hydrogen equipment supply contract with CSIC
▪	Published inaugural ESG Report
▪	Italian project of 1 MW using Fusion Fuel technology has been awarded a grant to support its execution
▪	Announced senior management changes and appointments
▪	Further invoices issued for technology and turn-key project sales

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Key Figures

KEY FINANCIALS & FIGURES (€000’s) (Unaudited)	Q1 2023	Q4 2022
o/w revenues[1]	582	-
o/w cost of goods sold[2]	(1,120)	(6,884)
o/w share-based payment (non-cash) expenses[3]	855	(875)
o/w operating income	-	172
o/w operating expenses[4]	(5,975)	(7,753)
o/w impairment of property, plant and equipment[5]	-	(3,321)
OPERATING (LOSS) INCOME	(7,368)	(18,661)
o/w fair value movement – warrants[6]	4,975	2,085
o/w finance gain/ (loss), net	(90)	(106)
o/w share of loss of equity-accounted investees[7]	(115)	(106)
PRE-TAX (LOSS) / PROFIT	(2,598)	(16,788)

1 Q1 2023 is the first quarter the Group has recognized revenue. This revenue is from a technology sale relating to 62 HEVO-Solar units.

2 During Q4 2022, we recorded an onerous contract provision charge of €6.52million relating to three technology sales contracts. The amounted expensed during 2022 represented the total expected losses for these projects. During Q1 2023 we reversed some of this provision (€0.77 million) as the projects progressed. The onerous provision charges are non-cash items. During Q4 2022 scrappage costs of €0.36 million were incurred as part of the production of our product, the comparable amount recorded in Q1 2023 was €0.01 million.

3 Q1 2023 expense relates to the 57,896 RSU’s granted to employees, directors and consultants during the year ended December 31, 2021; 59,441 RSU´s granted during the year ended December 31, 2022; and 10,801 RSU´s granted during the three months ended March 31, 2023. Some of these grants vested during Q4 2022 and Q1 2023, and this resulted in a lower quarterly expense for Q1 2023. In Q1 2022, the Company issued 2,128,554 options, in total, to five senior managers and all non-executive directors. In Q1 2023, the Company issued 143,128 options, in total, to its non-executive directors. As the RSUs and options awarded are dependent on future service being provided to the Company, the Company considers them to be service awards under IFRS 2 and classifies both the expected share awards in equity with a corresponding compensation expense in the income statement. These are non-cash expenses.

4 These expenses are incurred in the ongoing operations of the Group. Our operating expenses decreased by €1.78 million in Q1 2023. This decrease can be summarised as follows:

•	Reserved capacity costs incurred with our outsourced production partner, MagP (€1.49 million).
•	Research and development costs relating to Evora (€0.69 million).
•	Consulting & professional fees decrease by €0.36 million which was driven by a decrease in transactions during Q1 2023.
•	The above decreases were offset by a non-recurring expense of €1.49 million. This expense related to a specific production line expected to be installed at our Benavente facility during 2023 that we will no longer utilise. Due to the change in approach, this amount did not meet the required criteria for capitalization.

5 During Q4 2022 an impairment of €3,32 million was recognized for our internally generated hydrogen production plants. No further impairment was recognized during Q1 2023.

6 Derivatives are initially recognized at their fair value on the date the derivative contract and transaction costs are expensed to profit or loss. Warrants are subsequently re-measured at fair value at each reporting date with changes in fair value recognized in profit or loss. The fair value of the warrants is determined with reference to the prevailing market price on NASDAQ under the ticker HTOOW. No warrants have been exercised since Q1 2021. These fair value movements represent non-cash items.

7 This relates to the Company’s investment in Fusion Fuel Spain, S.L. (“FFS”). The Company holds a 50% interest in FFS and extended a loan facility up to €2 million of which €1.49 million had been drawn down by March 31, 2023. The Company’s investment in FFS is accounted for using the equity method. Under the equity method, the investment is initially recognized at cost. The carrying amount is adjusted to recognize changes in the Company’s share of net assets of the joint venture since the acquisition date.

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KEY FINANCIALS & FIGURES (€000’s) (Unaudited)	Q1 2023	Q4 2022

Property, plant and equipment[1]	23,736	21,274
Intangible assets[2]	5,285	5,350
TOTAL NON-CURRENT ASSETS	29,021	26,624
Trade receivables[3]	1,109	-
Prepayments and other receivables[4]	4,437	4,574
Inventory[5]	22,806	22,336
VAT receivable[6]	4,238	3,669
Cash and cash equivalents	5,759	8,164
TOTAL CURRENT ASSETS	38,349	38,743
TOTAL ASSETS	67,370	65,367

Trade and other payables[7]	16,578	14,913
Cost accruals	2,233	1,935
Deferred income[8]	6,237	3,111
Provisions[9]	7,631	8,403
Derivative financial instruments – Warrants[10]	2,676	7,651
Loans and borrowings	2,000	-
TOTAL LIABILITIES	37,355	36,013

TOTAL NET ASSETS	30,015	29,354

1 The balance includes our Benavente facility (€5.56m), our Évora demonstrator plants (€4.45m), and our HEVO-Sul project in Sines, Portugal (€3.5m). In addition, we have recognized Right-of-Use (RoU) assets for our lease arrangements in accordance with IFRS 16 Leases (€9.62m). The increase registered during this 1Q 2023 is the new land lease in HEVO Portugal – new RoU asset of €1.82m.

2 Includes IP that transferred during the 2020 merger (€1.9m) and the spend incurred on our HEVO technology to date (€2.39m, net of amortization charges) along with spend on future iterations of the HEVO (€0.29m).

3 Trade receivables relates to the technology sale invoiced during Q1 2023.

4 Advanced payments to suppliers´ accounts for €1.41m of this balance. In addition, we have deferred consideration & and a security deposit relating to the sale-and-leaseback transaction of our Benavente facility (€1.18m) and a grant receivable balance of €0.8m.

5 Inventory consists of raw materials (€6.41m) and work in progress (€16.4m).

6 During Q1 2023, we received €0.20m in reimbursements relating to VAT. Subsequent to Q1 2023, we received a further amount of €3.17m.

7 €6.31m of this balance represents amounts owed to suppliers. The remaining balance relates primarily to IFRS 16 Lease bookings (€9.92m).

8 €5.71m of this balance represents grant funding received in Dec. 2022 and Q1 2023 for our C-5 project. The remaining balance relates to technology sales that have not met the revenue recognition criteria.

9 During Q4 2022, we recorded an onerous contract provision for our technology sales contracts. During Q1 2023 we reversed a portion of this provision as the projects progressed.

10 Derivatives are initially recognized at their fair value on the date the derivative contract and transaction costs are expensed to profit or loss. Warrants are subsequently re-measured at fair value at each reporting date with changes in fair value recognized in profit or loss. The fair value of the warrants is determined with reference to the prevailing market price of the warrants which trade on NASDAQ under the ticker HTOOW. The market price at March 31, 2023, was $0.33 (December 31, 2022: $ 0.92).

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SHARES, WARRANTS AND EQUITY PLAN AT PERIOD END	Q1 2023	Q4 2022
ORDINARY SHARES – Class A1	14,532,500	13,805,648
WARRANTS OUTSTANDING	8,869,633	8,869,633
RSUs OUTSTANDING	80,276	88,084
OPTIONS OUTSTANDING[2]	2,271,682	2,128,554

1 On June 6, 2022, we entered into an At the Market Issuance Sales Agreement (“the ATM”) with B. Riley Securities, Inc., Fearnley Securities Inc., and H.C. Wainwright & Co., LLC, pursuant to which the Company may offer and sell, from time to time, through or to the agents, acting as agent or principle, shares of the Company’s common stock having an aggregate offering price of up to $30 million under the Company’s Form F-3 registration statement. During Q1 2023, we sold 726,851 class A ordinary shares for net proceeds of $2,599,146 at an average sales price of $3.91 per share. We paid $77,974 in commissions to agents as part of these trades.

2 During Q1 2023, the Company issued 143.128 options to our non-executive directors. Each option award includes a minimum strike price and has either service, market or non-market conditions attached. This is a non-cash expense. None of these options were issued or exercised.

GRANT UPDATE – SUBSEQUENT TO MARCH 31, 2023 (€ millions)
	TOTAL APPROVED	TOTAL INVOICED (TO DATE)
GRANT TOTAL[3]	70	6.8

3 Grant values include grants awarded to Fusion Fuel’s own projects as well as projects by third party clients and developers that include Fusion Fuel technology. The grants relate to projects in Portugal, Spain and Italy. In Portugal, the grants also include the previously announced grants for R&D and for our Benavente production facility.

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Executive Offices

Ireland

Fusion Fuel Green Plc.

The Victorians

15 - 18 Earlsfort Terrace

Saint Kevin's - Dublin 2

Ireland

contact@fusion-fuel.eu

Portugal

Fusion Fuel Portugal

Rua da Fábrica, S/N, Sabugo

2715-376 Almargem do Bispo

Portugal

contact@fusion-fuel.eu

Shareholder Inquiries

Information about the firm, including all quarterly earnings releases and financial filings with the U.S. Securities and Exchange Commission, can be accessed via our Web site at www.fusion-fuel.eu

Shareholder inquiries can also be directed to Investor Relations via email at

ir@fusion-fuel.eu

Transfer Agent and Registrar for Common Stock

Questions from registered shareholders of FUSION-FUEL Green Plc. regarding lost or stolen stock certificates, dividends, changes of address, and other issues related to registered share ownership should be addressed to:

Mark Zimkind

1 State Street

New York, NY 10004

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